BOOKS-A-MILLION, INC.
402 Industrial Lane
Birmingham, Alabama 35211

February 12, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:              Jim Allegretto
        Senior Assistant Chief Accountant

Re:       Books-A-Million, Inc.
                              Form 10-K for the Fiscal Year Ended February 2, 2013
                              Filed April 19, 2013
                              Form 10-Q for the Quarterly Period Ended November 2, 2013
                              Filed December 12, 2013
                              File No. 000-20664

Dear Mr. Allegretto:

This letter is being submitted in response to the comment letter dated January 30, 2014 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Terrance G. Finley, Chief Executive Officer and President of Books-A-Million, Inc. (the “Company”).  This letter contains the Company’s responses to the Comment Letter.  For your convenience, each comment is repeated below, followed by the Company’s response.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.
In future filings, please ensure that you provide a balanced, executive level discussion that identifies the most important matters upon which management focuses in evaluating your financial condition and results of operations.  This discussion should provide insight into material opportunities, challenges, and risks that you face, as well as actions you are taking to address those material opportunities, challenges, and risks.  You should also discuss any trends or uncertainties that may have a material favorable or unfavorable impact on your results of operations and financial condition.  In doing so, please discuss the decreases in comparable store sales in recent years.  Please refer to Item 303(a)(3) of Regulation S-K and provide us with your proposed disclosure.

Response:  In future filings, the Company will provide an expanded discussion of the business climate, market trends, and competitive environment impacting the Company’s business strategy.  As an example, the following paragraph would be added to the “General” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations item of the Company’s Form 10-K and Form 10-Q filings, modified as necessary to address the business climate, market trends and competitive environment for the reporting period.

The Company’s business, like that of many retailers, is seasonal, with a large portion of sales and operating profit realized during the fourth quarter, which includes the holiday selling season.  As such, weather conditions, the overall economic environment, and other factors that impact discretionary consumer spending patterns have a significant impact on fourth quarter and year-end results.  Additionally, the Company has been impacted by the changing bookselling marketplace in recent years as electronic content channels and the sale of physical books through electronic commerce sites have expanded dramatically.  The changes in the electronic content channels have occurred over a relatively short time period, which has made the overall impact on physical book sales in the future, although negative, difficult to quantify.  The Company is adjusting its strategy to deal with these marketplace changes by shifting its product mix toward non-book categories, including gifts, cards, games, toys, collectibles, music, DVDs, electronic devices, and accessories.  The Company’s success in achieving this shift is dependent upon being responsive to cultural trends that influence the products that the Company sells.  Additionally, the Company has adjusted its strategy by expanding the Company’s real estate development and management operations, an area that management believes can provide future growth opportunities for the Company.

Item 8. Financial Statements and Supplementary Data, page 25

Summary of Significant Accounting Policies, page 33

2.	Please tell us how use of a separate legal entity provides a more advantageous legal structure for the administration of your gift card program.

Response:  The Company is a Delaware corporation.  Delaware law requires entities domiciled in Delaware to escheat to the State of Delaware the unredeemed value of gift cards where the address of the owner is unknown and the card is over 5 years old.  BAM Card Services, LLC, the entity that administers the Company’s gift card program, is a Virginia limited liability company.  Virginia law does not currently require this escheatment, which allows the Company to retain the unredeemed value of gift cards.

02800477.6

Securities and Exchange Commission
February 12, 2014

Income Taxes, page 38

3.	Please explain to us how the full utilization of net operating loss carryback opportunity in the prior year resulted in a lower Federal statutory rate.

Response:  When a net operating loss is carried back to recover tax paid in a previous year, the statutory rate that was in effect in the year in which the tax was paid applies.  For the year ended January 28, 2012, the income tax rate would have been 34%; however, because a carryback opportunity to a year that was taxable at 35% existed, the rate was held at 35%.  Because the Company fully utilized the carryback opportunity in prior years where tax was paid at the 35% tax rate, the rate returned to the normal rate of 34% for the fiscal year ended February 2, 2013.

10. Commitments and Contingencies, page 48

4.
We note your disclosure that the ultimate liability, if any, with respect to various legal proceedings is not presently expected to materially affect your financial position, results of operations or cash flows.  Please tell us your consideration of the disclosure requirements of FASB ASC 450-20-50 relating to contingencies you have deemed reasonably possible or probable.  This comment also applies to your Form 10-Q for the fiscal quarter ended November 2, 2013.

Response:  As stated in the Commitments and Contingencies footnote in the Company’s filings on Form 10-K and Form 10-Q, the Company and its subsidiaries are party to various legal proceedings arising in the ordinary course of its business.  The Company’s policy, in accordance with ASC 450-20-50, is to accrue for costs related to these matters when a loss is probable and the amount of the ultimate liability can be reasonably estimated.  For some matters, a liability is not probable, or the amount of the ultimately liability cannot be reasonably estimated; therefore, an accrual is not made.  For matters involving a liability that is reasonably possible or probable and would be material to the Company, disclosure is provided.  When the possibility or probability of the occurrence of a liability must be determined, or the reasonableness of an estimate of ultimate liability must be evaluated, the Company consults with and considers information from resources such as legal counsel, third-party experts, and experienced Company employees.  In future filings where, based on the criteria above, there is no need to record an accrual for commitments and contingencies in the Company’s financial statements, the Company will make a declarative statement as follows: “There were no matters that required an accrual as of the balance sheet date, nor were there any asserted or unasserted claims for which material losses are reasonably possible.”

There were no material matters both probable and that could be reasonably estimated, or matters that were either not probable or that could not be reasonably estimated, that required disclosure in the Company’s financial statements as of February 2, 2013 or November 2, 2013, nor were there liabilities that were reasonably possible and material that required disclosure in the Company’s financial statements as of February 2, 2013 or November 2, 2013.

02800477.6

Securities and Exchange Commission
February 12, 2014

13. Equity Method Investment, page 50

5.	Please tell us why net loss on equity method investment on page 30 does not agree to your ownership percentage multiplied by the net loss presented in the summarized data for both years.

Response:  The difference between the net loss on equity method investment per the consolidated income statement in the Company’s Form 10-K for the fiscal year ended February 2, 2013, and the calculated net loss based on the Company’s percentage ownership multiplied by the equity method investee’s net loss, is due to an immaterial prior year adjustment recorded in the Company’s 2013 fiscal year.  The immaterial adjustment did serve to true-up the Company’s Equity Method Investment account, as presented on the consolidated balance sheet.  The product of (x) the Company’s ownership percentage in the equity method investee and (y) the equity method investee’s member’s equity, as stated in Note 13, equals the Equity Method Investment account balance in the Company’s consolidated balance sheet.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of page left intentionally blank]

02800477.6

Securities and Exchange Commission
February 12, 2014

If you have any questions or comments regarding this response, please call R. Todd Noden, Chief Financial Officer, at (205) 909-9179.  Thank you very much for your attention to this matter.

                               Very truly yours,

                              /s/ R. Todd Noden
                               R. Todd Noden
                               Chief Financial Officer

cc:           Donna Di Silvio, Staff Accountant
Dean Brazier, Staff Attorney
Lisa Kohl, Staff Attorney

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